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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                               AMENDMENT NO. 1 TO

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION

                                (Name of Issuer)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION

                      (Name of Person(s) Filing Statement)

           3.75% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-20-4

   4 1/2% CUMULATIVE PREFERRED STOCK (SERIES 1949), CUSIP NUMBER 649840-70-9

           4.40% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-40-2

    4.15% CUMULATIVE PREFERRED STOCK (SERIES 1954), CUSIP NUMBER 649840-50-1

           4.15% CUMULATIVE PREFERRED STOCK, CUSIP NUMBER 649840-2*-5

                         (Title of Class of Securities)
                     (CUSIP Number of Class of Securities)

                              SHERWOOD J. RAFFERTY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                                 P.O. BOX 3287
                          ITHACA, NEW YORK 14852-3287
                                 (607) 347-4131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

  The Commission is requested to mail signed copies of all orders, notices and communications to:

                                FRANK LEE, ESQ.
                             HUBER LAWRENCE & ABELL
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158

                                 March 1, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $23,270,000                                                    $4,654

* Solely for purposes of calculating the filing fee and computed pursuant to
Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each series of securities listed above pursuant to the offer described in the Offer to Purchase and Consent Statement filed as an Exhibit hereto.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,654
Form or Registration No.: Schedule 13E-4
Filing Party: New York State Electric & Gas Corporation
Date Filed: March 1, 1999

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    This Amendment No. 1 amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 dated March 1, 1999, filed by New York State Electric & Gas Corporation, a New York corporation, relating to its offer to purchase any and all outstanding shares of the series of preferred stock listed above, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Statement, dated March 1, 1999, and in the related Letter of Transmittal, copies of which are attached as Exhibits 99(a)(1) and 99(a)(2) to the Issuer Tender Offer Statement on Schedule 13E-4 dated March 1, 1999.

    Only those items of the Issuer Tender Offer Statement on Schedule 13E-4 that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Issuer Tender Offer Statement on Schedule 13E-4, dated March 1, 1999.

ITEM 7. FINANCIAL INFORMATION

    Item 7(b) of the Statement is hereby amended and supplemented by adding thereto the following pro-forma summary financial information:

                        SUMMARY OF FINANCIAL INFORMATION

                                                 YEAR ENDED DEC. 31,                   NINE MONTHS ENDED SEPT. 30,
                                       ----------------------------------------  ----------------------------------------
                                       PRO FORMA(1)      1997          1996      PRO FORMA(1)      1998          1997
                                       ------------  ------------  ------------  ------------  ------------  ------------
Operating Revenue(000)...............   $2,129,989   $  2,129,989  $  2,067,532   $1,531,851   $  1,531,851  $  1,551,336
Net Income (000).....................   $  183,733   $    184,553  $    178,241   $  155,793   $    156,408  $    136,529
Earnings Per Share...................   $     2.58   $       2.57  $       2.37   $     2.31   $       2.30  $       1.89
Book Value Per Share.................   $    26.71   $      26.71  $      25.41   $    14.00   $      14.00  $      26.39
Ratio of Earnings to Fixed Charges...         3.35           3.38          3.24         3.78           3.82          3.46
Ratio of Earnings to Fixed Charges
  and Preferred Stock Dividends......         3.14           3.14          3.01         3.55           3.55          3.20
Net Utility Plant in Service (000)...   $3,870,168   $  3,870,168  $  3,924,079   $2,744,866   $  2,744,866  $  3,868,083

                                                                     PRO FORMA(1)                   ACTUAL
                                                               AS OF SEPTEMBER 30, 1998    AS OF SEPTEMBER 30, 1998
                                                                  (000)                       (000)
                                                              --------------------------  --------------------------
Long-term Debt..............................................     $1,414,297        58.5%     $1,414,297        57.8%
Preferred Stock.............................................     $  100,000         4.1%     $  129,440         5.3%
Common Equity...............................................     $  903,049        37.4%     $  903,049        36.9%
                                                              --------------   ---------  --------------   ---------
    Total Capitalization (excluding current maturities).....     $2,417,346       100.0%     $2,446,786       100.0%

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(1) The pro forma amounts assume that the purchase of preferred stock will be funded by the issuance of commercial paper.

    During 1999, we expect to purchase a portion of certain series of $100 par value preferred stock, with a total par value of $29,440,000, through a tender offer funded by the issuance of commercial paper.

ITEM 8. ADDITIONAL INFORMATION

    Item 8(e) of the Statement is hereby amended and supplemented by deleting in its entirety paragraph (e) under the caption "Conditions of the Offer" at page 12 of Exhibit 99(a)(1), and by adding the following new paragraph (e):

       (e) there shall have occurred any event or events that have resulted, or in the Company's reasonable judgment may result, in an actual or threatened change in the business, condition (financial or otherwise), income, operations, stock ownership or
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       prospects of the Company, or of EEC and its subsidiaries taken as a whole; and, in the reasonable judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment.

    Item 8(e) of the Statement is also hereby amended and supplemented by adding the following sentence to the last paragraph under the caption "Purpose of the Offer; Certain Effects of the Offer-- Trading and Liquidity" at page 20 of
Exhibit 99(a)(1):

       In addition, as of February 19, 1999, the aggregate number of owners of the Outstanding Serial Preferred Stock was approximately 2,565.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 1999

                                          NEW YORK STATE ELECTRIC & GAS
                                          CORPORATION
                                          By: /s/ SHERWOOD J. RAFFERTY
                                                Sherwood J. Rafferty
                                                Senior Vice President and
                                                Chief Financial Officer